File No. 70-9527

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
APPLICATION-DECLARATION WITH RESPECT TO
THE ACQUISITION OF A SUBSIDIARY IN CONNECTION
WITH THE UNBUNDLING OF GENERATION BUSINESS

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
One Liberty Square, P.O. Box 2333, Boston, Massachusetts  02107

EASTERN EDISON COMPANY ("EASTERN")
750 West Center Street, West Bridgewater, Massachusetts  02379

MONTAUP ELECTRIC COMPANY
750 West Center Street, West Bridgewater, Massachusetts  02379

(Names of companies filing this statement and addresses of their principal executive offices)


EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of each applicant or declarant)
_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
One Liberty Square
P.O. Box 2333
Boston, MA 02107

(Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775


This Amendment No. 1 amends the Application-Declaration on Form U-1 (File Number 70-9527) filed with the Commission on July 14, 1999. Item 4 is hereby amended and restated in its entirety to read as follows:


Item 4.   Regulatory Approval.

In addition to the Commission, the Nuclear Regulatory Commission ("NRC") and the Federal Energy Regulatory Commission ("FERC") are the federal regulatory authorities that have jurisdiction over the proposed transactions:
Additionally, the Applicants intend to request from each of the Massachusetts Department of Telecommunications and Energy ("DTE") and the Connecticut Department of Public Utility Control ("CDPUC") confirmation that the proposed transactions do not fall within their respective j urisdictions, or in the alternative, approval of such transactions.


S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

Date:  July 28, 1999

EASTERN UTILITIES ASSOCIATES,
EASTERN EDISON COMPANY,  and
MONTAUP ELECTRIC COMPANY,




By  /s/ Clifford J. Hebert, Jr.
Clifford J. Hebert, Jr.
Treasurer